Release Time IMMEDIATE

Date 31 July 2001

Number 06/01

PRODUCTION REPORT FOR THE QUARTER

ENDED 30 JUNE 2001

BHP Billiton today released its production report for the quarter ended 30 June, 2001. Production of most major mineral commodities was higher than both the corresponding period last year and the March 2001 quarter.

•Aluminium production was 15 per cent higher than the corresponding period last year and in line with the March 2001 quarter following the commencement of production at the Mozal smelter in June 2000. Full production at Mozal (250,000 tonnes per annum) was reached in December 2000, only six months after commissioning. Production at Alumar and Valesul (Brazil) was in line with the March quarter, however power usage restrictions are expected to impact on production in the September 2001 quarter.
•Copper production was 21 per cent higher than the corresponding period last year and in line with the March 2001 quarter. The increase in production compared to the corresponding period last year reflects the addition of Cerro Colorado, Alumbrera and Highland Valley mines following the acquisition of Rio Algom in October 2000. Slightly lower production compared to the March quarter was primarily due to lower production at Escondida as a result of reduced head grades and a major mill shutdown in June.
•Iron Ore production was in line with the corresponding quarter last year and 12 per cent higher than the March 2001 quarter. Increased sales were recorded in all markets, with higher volumes to Chinese, Korean and Taiwanese customers accounting for the majority of the increase.      BHP Billiton sold a record 71.3 million wet tonnes (100 per cent terms) of iron ore for the year ended 30 June 2001, an increase of 8.1 million wet tonnes over the previous twelve-month period. Record Yandi shipments of 30.7 million wet tonnes for the year contributed significantly to this result.
•WA HBI production was higher than the March 2001 quarter reflecting continued production ramp-up. A new daily production record of 5,460 tonnes in June 2001 contributed to a record weekly production milestone of 35,305 tonnes. However a fire in May shut down Train 1 for a period of six weeks and Train 2 for 14 days and significantly impacted production during the quarter.
•Coking Coal production during the period was 48 per cent higher than the corresponding quarter last year and 14 per cent higher than the March 2001 quarter. The increase is due to the acquisition of QCT Resources Limited and higher production from the Blackwater, Goonyella and Riverside mines to make up for the shortfall from other mines as a result of industrial action during the year.
•Thermal Coal production during the period was in line with the corresponding quarter last year and the March 2001 quarter, reflecting the acquisition of Colombian coal assets CDC, in September 2000 (33.3 per cent interest), and CZN in November 2000 (16.6 per cent interest). This was offset, in part, by reduced production in South Africa following the sale of Glisa Colliery and Matla Coal Mines during the June 2001 quarter.
•Ekati Diamond production was 15 per cent higher than the corresponding period last year and 14 per cent higher than the March 2001 quarter due to a combination of higher throughput and higher ore grade. Higher recoveries of low value diamonds were also recorded during the period from the Panda pipe.
•Oil and Condensate production for the June 2001 quarter was 12 per cent lower compared to the corresponding period last year and eight per cent lower than the March 2001 quarter due to natural field decline at Bass Strait and the one-week shut-in of Laminaria/Corallina in June for scheduled maintenance. Production was also lower from Griffin due to the shut-in of the Scindian 3 well since early May. It is expected that the well will remain shut-in until early 2002. This was offset in part by the purchase of a 4.95 per cent interest in the Genesis field in January 2000, the commencement of production at the Keith field in November 2000, and higher production at Liverpool Bay.
•Natural Gas production for the quarter was 13 per cent higher than the corresponding period last year and six per cent higher than the March 2001 quarter following the commencement of gas sales into the Eastern Gas Pipeline and additional nominations to Gascor, Victoria. Production of gas from the Zamzama field in Pakistan also commenced in March 2001. This was offset in part by reduced production at the North West Shelf Project following scheduled maintenance to LNG Train 3 and debottlenecking activities on the North Rankin A platform.
•Raw Steel production during the quarter was in line with the corresponding period last year and four per cent higher than the March 2001 quarter. The performance of the Steel business during the year has been adversely affected by industrial action and major planned repairs to the Hot Strip Mill at the Port Kembla Steelworks. Production in the June 2001 quarter was higher than the March quarter, reflecting the greater number of days lost due to industrial action during the March quarter.

Further information can be found on our Internet site: http://www.bhpbilliton.com

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United Kingdom
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email: Francis.R.McAllister@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
QUARTER ENDED	12 MONTHS ENDED	% CHANGE
JUNE Q01	JUNE Q01	FY 01
JUNE	MARCH	JUNE	JUNE	JUNE	vs	vs	vs
2000	2001	2001	2001	2000	JUNE Q00	MAR Q01	FY 00

ALUMINIUM
Alumina	('000 tonnes)	497	868	998	2,938	1,878	101%	15%	56%
Aluminium	('000 tonnes)	218	250	250	984	883	15%	0%	11%

BASE METALS
Copper	('000 tonnes)	214.7	263.3	260.1	1,020.9	847.5	21%	-1%	20%
Lead	(tonnes)	55,317	48,929	58,613	216,896	206,897	6%	20%	5%
Zinc	(tonnes)	31,274	34,688	35,501	140,174	127,008	14%	2%	10%
Gold	(ounces)	183,990	180,774	203,510	766,610	589,095	11%	13%	30%
Silver	('000 ounces)	8,827	7,436	8,728	33,653	32,310	-1%	17%	4%
Molybdenum	('000 tonnes)	-	0.2	0.2	0.7	-	na	0%	na

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	17,060	15,274	17,074	65,854	59,816	0%	12%	10%
Metallurgical coal	('000 tonnes)	7,316	9,498	10,802	37,136	30,633	48%	14%	21%
Manganese ores	('000 tonnes)	788	917	936	3,774	3,600	19%	2%	5%
Manganese alloys	('000 tonnes)	195	160	136	642	676	-30%	-15%	-5%
Hot briquetted iron	('000 tonnes)	145	243	276	1,046	580	90%	13%	80%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	13.2	16.8	16.8	60.8	54.1	27%	0%	12%
Chrome ores	('000 tonnes)	967	674	665	3,158	3,726	-31%	-1%	-15%
Chrome alloys	('000 tonnes)	281	192	194	908	1,055	-31%	1%	-14%

THERMAL COAL	('000 tonnes)	22,834	23,010	23,134	92,866	93,902	1%	1%	-1%

OTHER MINERALS
Diamonds	('000 carats)	370	375	427	1,428	1,301	15%	14%	10%

PETROLEUM
Crude oil and condensate	('000 bbl)	20,833	19,911	18,378	79,102	79,784	-12%	-8%	-1%
Natural gas	(bcf)	63.25	67.61	71.64	261.83	238.63	13%	6%	10%
LPG	('000 tonnes)	167.36	170.62	175.60	673.56	681.68	5%	3%	-1%
Ethane	('000 tonnes)	19.94	15.69	18.53	67.42	79.82	-7%	18%	-16%

STEEL
Raw steel	('000 tonnes)	1,338	1,277	1,328	5,432	5,461	-1%	4%	-1%
Marketable steel products	('000 tonnes)	1,268	1,345	1,469	5,316	4,883	16%	9%	9%

BHP BILLITON ATTRIBUTABLE PRODUCTION
QUARTER ENDED	12 MONTHS TO
BHP Billiton	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
Interest	2000	2000	2000	2001	2001	2001	2000

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley (a)	86%	177	206	211	541	674	1,632	592
Suriname	45%	211	213	215	213	211	852	857
Alumar	36%	109	120	107	114	113	454	429
Total	497	539	533	868	998	2,938	1,878

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	122	126	127	122	123	498	494
Bayside	100%	43	46	45	44	43	178	177
Alumar	46.3%	43	43	44	42	43	172	171
Valesul	45.5%	10	11	12	11	9	43	41
Mozal (b)	47%	-	7	23	31	32	93	-
Total	218	233	251	250	250	984	883

BASE METALS
COPPER
Mine production ('000 tonnes)
Escondida	57.5%	106.0	114.0	109.7	101.8	92.3	417.3	449.7
Ok Tedi (c)	52%	56.0	51.5	55.9	53.5	55.2	216.1	185.4
Tintaya	100%	22.0	23.4	24.8	19.1	20.8	88.1	87.3
Alumbrera (d)	25%	-	-	10.3	11.2	12.4	33.9	-
Highland Valley (d)	33.6%	-	-	16.0	14.8	14.1	45.0	-
Selbaie	100%	3.3	3.6	3.3	3.4	3.1	13.4	13.5
Total	187.3	192.5	219.9	203.8	197.9	813.7	735.9

Refined production ('000 tonnes)
Escondida	57.5%	20.1	20.0	20.5	21.0	22.0	83.4	80.2
Cerro Colorado (d)	100%	-	-	31.0	32.0	34.0	97.0	-
San Manuel	100%	3.0	2.8	2.7	2.5	2.3	10.3	13.1
Pinto Valley	100%	4.3	4.3	4.4	4.0	3.8	16.4	18.2
Total	27.4	27.1	58.6	59.5	62.2	207.1	111.6

LEAD
Mine production (tonnes)
Cannington	100%	53,871	54,029	52,108	47,608	57,127	210,872	200,480
Pering	100%	1,446	1,616	1,601	1,321	1,486	6,024	6,417
Total	55,317	55,645	53,709	48,929	58,613	216,896	206,897

ZINC
Mine production (tonnes)
Cannington	100%	15,212	15,556	21,335	18,868	20,363	76,122	61,754
Selbaie	100%	11,231	11,359	11,231	10,810	9,740	43,140	44,600
Pering	100%	4,831	5,005	5,499	5,010	5,398	20,912	20,654
Total	31,274	31,920	38,065	34,688	35,501	140,174	127,008

Refer footnotes on page 5.

BASE METALS (continued)
GOLD
Mine production (ounces)
Ok Tedi (c)	52%	149,565	144,357	130,307	118,540	127,928	521,131	440,239
Escondida	57.5%	16,358	20,469	17,586	14,024	13,652	65,726	75,772
Tintaya	100%	9,641	8,173	5,457	6,054	9,050	28,734	39,484
Alumbrera (d)	25%	-	-	33,172	33,556	43,740	110,468	-
Selbaie	100%	8,426	12,574	10,236	8,600	9,141	40,551	33,600
Total	183,990	185,573	196,758	180,774	203,510	766,610	589,095

SILVER
Mine production ('000 ounces)
Cannington	100%	8,239	8,195	8,194	6,989	8,392	31,770	29,664
Selbaie	100%	588	494	606	447	337	1,884	2,646
Total	8,827	8,689	8,800	7,436	8,728	33,653	32,310

MOLYBDENUM
Mine production ('000 tonnes)
Highland Valley (d)	33.6%	-	-	0.3	0.2	0.2	0.7	-

CARBON STEEL MATERIALS
IRON ORE
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,030	5,620	5,500	4,591	5,239	20,952	19,396
Goldsworthy Joint Venture	85%	1,424	1,630	1,730	1,453	1,788	6,604	6,114
Yandi Joint Venture	85%	6,570	7,080	5,840	6,354	6,882	26,148	22,618
Jimblebar	100%	1,246	1,130	1,250	991	1,272	4,641	4,923
Samarco	50%	1,790	1,820	1,910	1,885	1,893	7,509	6,765
Total	17,060	17,280	16,230	15,274	17,074	65,854	59,816

METALLURGICAL COAL (e)
Production ('000 tonnes)
CQCA	52.1%	3,597	3,961	3,794	3,519	4,064	15,336	15,000
Gregory Joint Venture	64.1%	703	851	970	845	960	3,626	3,249
BHP Mitsui Coal (f)	80%	1,245	1,414	1,525	1,678	1,802	6,418	6,108
QCT Resources (g)	50%	-	-	1,260	1,837	2,087	5,183	-
Illawarra	100%	1,771	1,738	1,328	1,619	1,889	6,573	6,276
Total	7,316	7,964	8,877	9,498	10,802	37,136	30,633

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (h)	60%	506	555	579	538	490	2,162	2,099
Australia (h)	60%	282	469	318	379	446	1,612	1,501
Total	788	1,024	897	917	936	3,774	3,600

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (h)	60%	130	111	106	96	85	397	461
Australia (h)	60%	65	64	67	64	51	245	215
Total	195	175	173	160	136	642	676

Refer footnotes on page 5.

CARBON STEEL MATERIALS (cont'd)
HOT BRIQUETTED IRON
Production ('000 tonnes)
Port Hedland	100%	99	105	291	177	276	848	420
Orinoco (i)	50%	46	48	82	67	-	198	160
Total	145	153	373	243	276	1,046	580

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	7.5	6.4	6.9	9.4	9.1	31.8	28.9
Yabulu	100%	5.7	6.4	7.5	7.4	7.7	29.0	25.2
Total	13.2	12.8	14.4	16.8	16.8	60.8	54.1

CHROME ORES
Saleable production ('000 tonnes)
Samancor (h)	60%	967	921	898	674	665	3,158	3,726

CHROME ALLOYS
Saleable production ('000 tonnes)
Samancor (h)	60%	281	273	249	192	194	908	1,055

THERMAL COAL
Production ('000 tonnes)
Ingwe	100%	16,034	14,561	17,811	14,379	14,571	61,323	66,316
New Mexico	100%	3,695	3,080	3,962	3,993	3,890	14,924	14,485
COAL	100%	1,229	1,235	1,227	1,512	1,329	5,303	5,100
Kalimantan (j)	80%	1,876	1,966	2,134	2,035	2,291	8,485	8,001
Colombia (k)	16%-33%	-	-	687	1,091	1,053	2,831	-
Total	22,834	20,842	25,821	23,010	23,134	92,866	93,902

OTHER MINERALS
DIAMONDS
Production ('000 carats)
Ekati™	51%	370	309	318	375	427	1,428	1,301

PETROLEUM
Production
Crude oil & condensate	(000 bbl)	20,833	20,820	20,000	19,911	18,378	79,102	79,784
Natural gas	(bcf)	63.25	61.75	60.83	67.61	71.64	261.83	238.63
LPG	('000 tonnes)	167.36	172.56	155.04	170.62	175.60	673.56	681.68
Ethane	('000 tonnes)	19.94	23.19	9.98	15.69	18.53	67.42	79.82

Refer footnotes on page 5.

STEEL
Production ('000 tonnes)
Raw steel	100%	1,338	1,455	1,372	1,277	1,328	5,432	5,461
Marketable steel products	100%	1,268	1,425	1,268	1,345	1,469	5,316	4,883

(a) Interest in Worsley increased from 30% to 86% effective January 2001.
(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.
(c) Shown on 100% basis. BHP Billiton holds a 52% equity interest in Ok Tedi.
(d) Included from 1 October 2000, the effective date of the acquisition of Rio Algom.
(e) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(f) Shown on 100% basis before 20% outside equity interest.

(g) Production reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited in November 2000.

(h) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i) BHP Billiton ceased its investment in Orinoco in March 2001.
(j) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
(k) Colombian thermal coal interests acquired in September and November 2000.

PRODUCTION AND SHIPMENT REPORT
QUARTER ENDED	12 MONTHS TO
JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
2000	2000	2000	2001	2001	2001	2000
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia (a)	177	206	211	541	674	1,632	592
Paranam, Suriname	211	213	215	213	211	852	857
Alumar, Brazil	109	120	107	114	113	454	429
Total	497	539	533	868	998	2,938	1,878

Sales
Worsley, Australia (a)	175	185	205	388	725	1,503	624
Paranam, Suriname	205	214	194	224	186	818	850
Alumar, Brazil	107	110	116	120	116	462	403
Total	487	509	515	732	1,027	2,783	1,877

(a) Interest in Worsley increased from 30% to 86% effective January 2001.
ALUMINIUM
Production
Hillside, South Africa	122	126	127	122	123	498	494
Bayside, South Africa	43	46	45	44	43	178	177
Alumar, Brazil	43	43	44	42	43	172	171
Valesul, Brazil	10	11	12	11	9	43	41
Mozal, Mozambique (b)	-	7	23	31	32	93	-
Total	218	233	251	250	250	984	883

Sales
Hillside, South Africa	122	126	127	121	124	498	494
Bayside, South Africa	47	41	46	42	50	179	189
Alumar, Brazil	44	42	43	41	45	171	172
Valesul, Brazil	11	11	11	7	12	41	40
Mozal, Mozambique (b)	-	5	20	32	33	90	-
Total	224	225	247	243	264	979	895

(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.

PRODUCTION AND SHIPMENT REPORT
QUARTER ENDED	12 MONTHS TO
JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
2000	2000	2000	2001	2001	2001	2000
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	73,592	75,557	77,436	74,691	77,115	304,800	266,726
Sulphide ore milled (100%)	('000 tonnes)	11,528	12,358	11,534	11,128	10,650	45,671	46,199
Average copper grade	(%)	1.83%	1.85%	1.94%	1.95%	1.82%	1.89%	1.93%
Production ex Mill (100%)	('000 tonnes)	184.5	199.5	190.4	176.4	159.5	725.8	780.9

Production
Copper in concentrate	('000 tonnes)	106.0	114.0	109.7	101.8	92.3	417.3	449.7
Gold in concentrate	(fine ounces)	16,358	20,469	17,586	14,024	13,652	65,726	75,772
Copper cathode (SXEW)	('000 tonnes)	20.1	20.0	20.5	21.0	22.0	83.4	80.2

Sales
Copper in concentrate	('000 tonnes)	117.0	89.4	122.5	113.2	91.2	416.3	459.7
Gold in concentrate	(fine ounces)	19,478	17,582	21,838	17,814	13,422	70,656	83,094
Copper cathode (SXEW)	('000 tonnes)	24.0	22.1	19.8	21.8	23.1	86.8	83.7

OK Tedi, Papua New Guinea (a)
Material mined	('000 tonnes)	21,020	22,299	22,673	22,244	22,482	89,698	84,296
Ore milled	('000 tonnes)	7,997	7,371	8,286	8,250	8,116	32,023	27,653
Average head grades
- Copper	(%)	0.97%	0.93%	0.91%	0.85%	0.92%	0.90%	0.88%
- Gold	(g/t)	0.98	0.99	0.77	0.70	0.82	0.82	0.84

Production
Copper in concentrate	('000 tonnes)	56.0	51.5	55.9	53.5	55.2	216.1	185.4
Gold in concentrate	(fine ounces)	149,565	144,357	130,307	118,540	127,928	521,131	440,239

Sales
Copper in concentrate	('000 tonnes)	46.0	37.6	55.5	55.5	70.0	218.6	187.2
Gold in concentrate	(fine ounces)	122,739	104,586	141,549	119,735	164,354	530,224	432,907

(a) Ok Tedi data shown on 100% basis. BHP Billiton holds a 52% equity interest in Ok Tedi.

Tintaya, Peru
Material mined	('000 tonnes)	16,244	16,394	16,723	14,566	16,447	64,130	59,650
Ore milled	('000 tonnes)	1,519	1,620	1,744	1,429	1,508	6,301	5,709
Average copper grade	(%)	1.61%	1.56%	1.56%	1.47%	1.56%	1.54%	1.68%

Production
Copper in concentrate	('000 tonnes)	22.0	23.4	24.8	19.1	20.8	88.1	87.3
Gold in concentrate	(fine ounces)	9,641	8,173	5,457	6,054	9,050	28,734	39,484

Sales
Copper in concentrate	('000 tonnes)	21.0	18.3	25.3	12.5	33.1	89.2	86.8
Gold in concentrate	(fine ounces)	7,563	6,603	5,431	3,629	11,560	27,223	37,372

Cerro Colorado, Chile (a)
Material mined	('000 tonnes)	-	-	14,957	13,342	14,177	42,475	-
Ore milled	('000 tonnes)	-	-	3,264	3,479	3,546	10,290	-
Average copper grade	(%)	-	-	1.08%	1.09%	1.09%	1.09%	-

Production
Copper cathode	('000 tonnes)	-	-	31	32	34	97	-

Sales
Copper cathode	('000 tonnes)	-	-	30	33	34	97	-

(a) Cerro Colorado (BHP Billiton 100%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.
Alumbrera, Argentina (a)
Material mined (100%)	('000 tonnes)	-	-	27,823	25,829	27,182	80,834	-
Ore milled (100%)	('000 tonnes)	-	-	7,097	7,041	7,445	21,583	-
Average head grades
- Copper	(%)	-	-	0.64%	0.71%	0.74%	0.70%	-
- Gold	(g/t)	-	-	0.8	0.8	1.0	0.9	-

Production
Copper in concentrate	('000 tonnes)	-	-	10.3	11.2	12.4	33.9	-
Gold in concentrate	(fine ounces)	-	-	31,250	31,754	41,455	104,459	-
Gold in dore	(fine ounces)	-	-	1,922	1,802	2,285	6,009	-

Sales
Copper in concentrate	('000 tonnes)	-	-	7	9	16	32	-
Gold in concentrate	(fine ounces)	-	-	26,819	27,635	45,999	100,453	-
Gold in dore	(fine ounces)	-	-	2,114	2,869	2,853	7,837	-

(a) Alumbrera (BHP Billiton 25%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Highland Valley, Canada (a)
Material mined (100%)	('000 tonnes)	-	-	21,203	19,104	18,988	59,295	-
Ore milled (100%)	('000 tonnes)	-	-	13,155	11,784	11,355	36,294	-
Average copper grade	(%)	-	-	0.42%	0.43%	0.43%	0.43%	-

Production
Copper in concentrate	('000 tonnes)	-	-	16.0	14.8	14.1	45.0	-
Molybdenum in conc	('000 tonnes)	-	-	0.3	0.2	0.2	0.7	-

Sales
Copper in concentrate	('000 tonnes)	-	-	10.5	12.8	14.1	37.5	-
Molybdenum in conc	('000 tonnes)	-	-	0.4	0.3	0.3	1.0	-

(a) Highland Valley (BHP Billiton 33.6%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

Cannington, Australia
Material mined	('000 tonnes)	430	430	460	464	507	1,861	1,618
Ore milled	('000 tonnes)	420	408	461	422	490	1,781	1,604
Average head grades
- Silver	(g/t)	667	653	615	539	577	599	636
- Lead	(%)	14.0%	14.5%	14.0%	13.0%	13.2%	13.3%	14.1%
- Zinc	(%)	4.6%	5.1%	6.0%	6.0%	5.5%	5.4%	5.1%

Production
Silver in concentrate	('000 ounces)	8,239	8,195	8,194	6,989	8,392	31,770	29,664
Lead in concentrate	(tonnes)	53,871	54,029	52,108	47,608	57,127	210,872	200,480
Zinc in concentrate	(tonnes)	15,212	15,556	21,335	18,868	20,363	76,122	61,754

Sales
Silver in concentrate	('000 ounces)	8,608	7,485	7,095	8,779	9,333	32,693	29,985
Lead in concentrate	(tonnes)	60,503	48,504	45,300	58,893	64,466	217,164	205,383
Zinc in concentrate	(tonnes)	18,144	13,853	15,726	24,795	20,739	75,113	64,806

Selbaie, Canada
Ore milled	('000 tonnes)	904	327	1,884	902	896	3,682	3,525
Average head grades
- Zinc	(%)	1.56%	1.61%	1.52%	1.53%	1.51%	1.51%	1.84%
- Copper	(%)	0.44%	0.45%	0.44%	0.45%	0.44%	0.44%	0.49%
- Gold	(g/t)	0.38	0.51	0.49	0.46	0.45	0.45	0.40
- Silver	(g/t)	34.85	22.66	29.40	28.00	25.60	25.60	43.12

Production
Zinc in concentrate	(tonnes)	11,231	11,359	11,231	10,810	9,740	43,140	44,600
Copper in concentrate	(tonnes)	3,338	3,593	3,308	3,360	3,093	13,353	13,500
Gold in concentrate	(ounces)	8,426	12,574	10,236	8,600	9,141	40,551	33,600
Silver in concentrate	('000 ounces)	588	494	606	447	337	1,884	2,646

Sales
Zinc in concentrate	(tonnes)	9,351	9,383	9,786	9,109	8,406	36,684	44,800
Copper in concentrate	(tonnes)	3,012	2,983	3,385	3,258	3,039	12,665	15,600
Gold in concentrate	(ounces)	7,029	6,283	11,776	10,178	8,207	36,444	44,300
Silver in concentrate	('000 ounces)	621	535	494	445	405	1,879	3,005

Pering, South Africa
Ore milled	('000 tonnes)	333	336	336	327	345	1,343	1,365
Average head grades
- Zinc	(%)	1.98%	2.03%	2.22%	2.03%	2.09%	2.09%	2.03%
- Lead	(%)	0.63%	0.68%	0.68%	0.55%	0.60%	0.64%	0.68%

Production
Zinc in concentrate	(tonnes)	4,831	5,005	5,499	5,010	5,398	20,912	20,654
Lead in concentrate	(tonnes)	1,446	1,616	1,601	1,321	1,486	6,024	6,417

Sales
Zinc in concentrate	(tonnes)	5,304	4,927	4,988	5,171	5,063	20,149	20,631
Lead in concentrate	(tonnes)	1,914	1,702	1,246	1,587	1,493	6,028	7,637

San Manuel, USA
Production
Copper cathode (SXEW)	('000 tonnes)	3.0	2.8	2.7	2.5	2.3	10.3	13.1

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	4.3	4.3	4.4	4.0	3.8	16.4	18.2

PRODUCTION AND SHIPMENT REPORT
QUARTER ENDED	12 MONTHS TO
JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
2000	2000	2000	2001	2001	2001	2000
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Western Australia
Production
Mt Newman Joint Venture	6,030	5,620	5,500	4,591	5,239	20,952	19,396
Goldsworthy Joint Venture	1,424	1,630	1,730	1,453	1,788	6,604	6,114
Yandi Joint Venture	6,570	7,080	5,840	6,354	6,882	26,148	22,618
Jimblebar	1,246	1,130	1,250	991	1,272	4,641	4,923
Total	15,270	15,460	14,320	13,389	15,181	58,345	53,051

Shipments
Lump	3,587	3,940	3,730	3,950	3,823	15,446	14,076
Fines	11,239	11,040	11,400	11,171	11,545	45,151	39,598
Total	14,826	14,980	15,130	15,121	15,368	60,597	53,674

(a) Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,790	1,820	1,910	1,885	1,893	7,509	6,765

Shipments	1,715	1,670	2,150	1,699	1,460	6,971	7,195

METALLURGICAL COAL (a)
Queensland, Australia
Production
CQCA
Blackwater	839	1,056	1,076	1,066	1,130	4,328	3,547
Goonyella	836	924	965	967	1,122	3,977	3,453
Peak Downs	831	893	886	571	779	3,129	3,612
Saraji	558	608	433	504	530	2,074	2,319
Norwich Park	533	480	434	411	503	1,828	2,069
CQCA total	3,597	3,961	3,794	3,519	4,064	15,336	15,000

Gregory Joint Venture
Gregory	125	297	109	292	382	1,081	810
Crinum	578	554	861	553	578	2,545	2,439
Gregory JV total	703	851	970	845	960	3,626	3,249

BHP Mitsui Coal (b)
Moura (c)	-	-	-	-	-	-	554
Riverside	563	745	727	834	966	3,272	3,021
South Walker Creek	682	669	798	844	836	3,146	2,533
BHP Mitsui Coal total	1,245	1,414	1,525	1,678	1,802	6,418	6,108
Queensland total	5,545	6,226	6,289	6,042	6,826	25,380	24,357

Shipments
Coking coal	4,177	4,554	4,669	4,401	4,813	18,437	17,744
Weak coking coal	1,111	1,065	1,466	1,138	1,245	4,914	4,574
Thermal coal	512	633	657	474	624	2,387	1,943
Total	5,800	6,252	6,792	6,013	6,682	25,738	24,261

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.
(c) Moura sold in August 1999.

QCT Resources, Australia (a)
Production
CQCA	-	-	732	1,093	1,263	3,087	-
Gregory Joint Venture	-	-	173	213	242	628	-
South Blackwater	-	-	355	531	582	1,468	-
Total	-	-	1,260	1,837	2,087	5,183	-

Shipments
Coking coal	-	-	876	1,633	1,476	3,985	-
Weak coking coal	-	-	146	227	231	604	-
Thermal coal	-	-	245	209	268	722	-
Total	-	-	1,267	2,069	1,975	5,311	-

(a) Production and shipments reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited in November 2000.

Illawarra, Australia
Production	1,771	1,738	1,328	1,619	1,889	6,573	6,276

Shipments
Coking coal	1,573	1,326	1,512	1,410	1,686	5,933	5,748
Thermal coal	85	128	165	67	246	606	469
Total	1,658	1,454	1,677	1,477	1,932	6,539	6,217

MANGANESE ORES
South Africa
Saleable production (a)	506	555	579	538	490	2,162	2,099

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	282	469	318	379	446	1,612	1,501

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)	130	111	106	96	85	397	461

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	65	64	67	64	51	245	215

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Port Hedland, Australia
Production	99	105	291	177	276	848	420

Shipments	72	54	107	238	342	741	404

Orinoco, Venezuela (a)
Production	46	48	82	67	-	198	160

Shipments	47	40	66	52	-	159	169

(a) BHP Billiton ceased its investment in Orinoco in March 2001.

PRODUCTION AND SHIPMENT REPORT
QUARTER ENDED	12 MONTHS TO
JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
2000	2000	2000	2001	2001	2001	2000
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	7.5	6.4	6.9	9.4	9.1	31.8	28.9

Sales	7.4	6.4	5.5	8.8	10.2	30.9	28.6

Yabulu, Australia
Production
Nickel	5.7	6.4	7.5	7.4	7.7	29.0	25.2
Cobalt	0.4	0.4	0.4	0.5	0.5	1.8	1.6

Sales
Nickel	7.4	6.3	6.3	6.5	8.2	27.3	26.6
Cobalt	0.3	0.4	0.4	0.4	0.4	1.6	1.5

CHROME ORES
South Africa
Saleable production (a)	967	921	898	674	665	3,158	3,726

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.
CHROME ALLOYS
South Africa
Saleable production (a)	281	273	249	192	194	908	1,055

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT
QUARTER ENDED	12 MONTHS TO
JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
2000	2000	2000	2001	2001	2001	2000
THERMAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	16,034	14,561	17,811	14,379	14,571	61,323	66,316

Sales
Export	6,287	6,569	6,489	6,164	6,557	25,778	25,800
Local utility	8,735	7,098	10,273	6,957	6,821	31,148	34,900
Inland	1,375	1,217	1,473	1,207	1,110	5,007	5,400
Total	16,397	14,884	18,235	14,328	14,488	61,933	66,100

New Mexico, USA
Production
Navajo Coal	1,976	1,544	2,119	1,838	2,170	7,671	8,365
San Juan Coal	1,719	1,536	1,843	2,155	1,720	7,253	6,120
Total	3,695	3,080	3,962	3,993	3,890	14,924	14,485

Sales - local utility	3,208	3,785	3,565	3,566	3,434	14,351	13,607

COAL, Australia
Production	1,229	1,235	1,227	1,512	1,329	5,303	5,100

Sales
Export	1,024	949	685	1,190	1,201	4,025	4,100
Inland	229	392	235	396	399	1,422	1,000
Total	1,253	1,341	920	1,586	1,600	5,447	5,100

Kalimantan, Indonesia (a)
Production
Senakin	928	905	1,050	924	1,099	3,996	4,019
Satui	703	818	871	926	981	3,637	3,068
Petangis	245	243	213	185	211	852	914
Total	1,876	1,966	2,134	2,035	2,291	8,485	8,001

Sales - export	2,179	2,075	2,049	1,942	2,308	8,375	8,197

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.

CDC & CZN, Colombia (a)
Production	-	-	687	1,091	1,053	2,831	-

Sales - export	-	-	676	1,102	959	2,737	-

(a) BHP Billiton acquired a one third interest in CDC in September 2000. A consortium owned equally by BHP Billiton, Anglo
American and Glencore International acquired a 50% interest in CZN in November 2000.

PRODUCTION AND SHIPMENT REPORT
QUARTER ENDED	12 MONTHS TO
JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
2000	2000	2000	2001	2001	2001	2000
OTHER MINERALS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati, Canada
Production	('000 carats)	370	309	318	375	427	1,428	1,301

PLATINUM GROUP METALS (ounces)
Hartley, Zimbabwe (a)
Production
Platinum in final leach concentrate	-	-	-	-	-	-	9,063
Palladium in final leach concentrate	-	-	-	-	-	-	6,944
Rhodium in final leach concentrate	-	-	-	-	-	-	611

Shipments
Platinum in final leach concentrate	3,402	-	-	-	-	-	23,149
Palladium in final leach concentrate	2,701	-	-	-	-	-	17,018
Rhodium in final leach concentrate	172	-	-	-	-	-	1,711

(a) Sale of Hartley finalised in December 2000.

PRODUCTION AND SHIPMENT REPORT
QUARTER ENDED	12 MONTHS TO
JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
2000	2000	2000	2001	2001	2001	2000
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	8,282	7,807	7,096	6,990	6,946	28,833	35,918
North West Shelf - condensate	1,378	1,225	1,144	1,240	1,239	4,848	5,656
North West Shelf - Wanaea/Cossack	1,764	1,682	1,885	1,820	1,757	7,145	5,764
Laminaria (a)	3,889	4,369	3,875	3,533	3,076	14,853	9,182
Buffalo (b)	897	757	763	-	-	1,520	2,854
Griffin	1,223	1,991	1,714	2,241	1,194	7,141	5,659
Pakistan (c)	-	-	-	3	14	15	-
Papua New Guinea (d)	-	-	-	-	-	-	1,178
Americas	754	826	944	941	958	3,669	3,552
Liverpool Bay	2,218	1,716	1,978	2,469	2,516	8,678	7,497
Bruce/Keith (e)	428	447	601	674	678	2,400	2,524
Total	20,833	20,820	20,000	19,911	18,378	79,102	79,784

NATURAL GAS (billion cubic feet)
Bass Strait	23.49	27.78	18.96	22.91	26.75	96.40	79.57
North West Shelf - Domestic	3.09	3.13	3.28	3.29	3.81	13.50	13.00
North West Shelf - LNG	14.26	15.19	13.83	14.24	13.47	56.74	60.07
Griffin	0.48	0.75	0.82	0.73	0.84	3.14	1.43
Pakistan (c)	-	-	-	0.40	2.03	2.43	-
Americas	5.31	5.21	5.38	5.19	5.52	21.30	17.88
Bruce	6.52	5.01	9.38	10.43	7.59	32.41	28.30
Keith (e)	-	-	0.11	0.24	0.25	0.60	-
Liverpool Bay	10.10	4.68	9.07	10.18	11.38	35.31	38.38
Total	63.25	61.75	60.83	67.61	71.64	261.83	238.63

LPG ('000 tonnes)
Bass Strait	118.25	127.94	95.70	113.21	117.66	454.24	491.59
North West Shelf	30.33	31.48	30.69	30.44	31.65	124.26	121.58
Griffin	1.08	1.57	1.50	0.51	-	3.58	4.11
Bruce	17.70	11.57	26.72	23.01	24.85	86.15	64.40
Keith (e)	-	-	0.43	3.45	1.44	5.33	-
Total	167.36	172.56	155.04	170.62	175.60	673.56	681.68

ETHANE ('000 tonnes)	19.94	23.19	9.98	15.69	18.53	67.42	79.82
METHANOL ('000 tonnes)	7.56	-	-	-	-	-	35.14

(a) Laminaria commenced production in November 1999.
(b) Buffalo sold effective September 2000.
(c) Zamzama extended well test commenced in March 2001.
(d) PNG assets sold in December 1999.
(e) Keith commenced production in November 2000.

PRODUCTION AND SHIPMENT REPORT
QUARTER ENDED	12 MONTHS TO
JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
2000	2000	2000	2001	2001	2001	2000
STEEL
BHP Billiton attributable production unless otherwise stated.
('000 tonnes)

PRODUCTION
Iron Sands
NZS, New Zealand	699	723	712	274	478	2,187	2,587
Coke
Port Kembla, Australia	599	616	599	578	643	2,436	2,396
Iron
Port Kembla, Australia	1,211	1,298	1,231	1,177	1,269	4,976	4,921
Raw Steel
Port Kembla, Australia	1,223	1,308	1,226	1,120	1,176	4,830	4,906
NZS, New Zealand	115	147	146	157	152	602	555
Total	1,338	1,455	1,372	1,277	1,328	5,432	5,461
Delta, Ohio (a)	183	193	186	190	197	766	688

Marketable Steel Products
Flat Products
Flat and Tinplate products	1,181	1,242	1,152	1,094	1,183	4,671	4,729
Coated Products
Rolled and coated products	534	531	464	462	474	1,931	2,120
Flat and coated products (NZS)	108	137	125	139	135	537	533
Rolled and coated products (offshore)	92	70	98	81	89	338	313
Building products (includes offshore)	62	40	34	42	42	154	197
Total (b)	1,268	1,425	1,268	1,345	1,469	5,316	4,883
Delta, Ohio (a)	179	189	182	186	193	750	675

DESPATCHES (c)
Business unit despatches
Flat Products	1,267	1,243	1,069	1,098	1,294	4,704	4,661
Coated Products	772	732	691	666	813	2,903	3,052
Total (d)	1,356	1,236	1,237	1,282	1,587	5,343	4,858

External despatches
Australia	Domestic (e)	466	485	503	515	585	2,089	1,921
Export	670	541	515	546	757	2,359	2,051
New Zealand	Domestic (e)	42	67	62	56	55	240	184
Export	84	68	55	77	97	298	373
Other offshore	94	75	102	88	93	357	329
Total	1,356	1,236	1,237	1,282	1,587	5,343	4,858
Delta, Ohio (a)	174	190	177	190	191	748	673

(a) Production and despatches reported is that proportion determined by BHP Billiton's equity interest in North Star BHP LLC (50%).
(b) Total excludes production for intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
(c) Steel products only. Excludes pig iron and by-products.
(d) Total excludes intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
(e) Includes despatches to OneSteel Limited from 1 November 2000.

PRODUCTION AND SHIPMENT REPORT
QUARTER ENDED	12 MONTHS TO
JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
2000	2000	2000	2001	2001	2001	2000
STEEL - DISCONTINUED OPERATIONS (a)
BHP Billiton attributable production unless otherwise stated.
('000 tonnes)

PRODUCTION
Iron Ore
Whyalla, Australia	658	656	254	-	-	909	2,817
Coke
Whyalla, Australia	146	149	49	-	-	198	761
Iron
Whyalla, Australia	295	270	102	-	-	372	1,568
Raw Steel
Whyalla, Australia	266	245	99	-	-	344	1,005
Newcastle, Australia	-	-	-	-	-	-	434
Sydney, Australia	115	128	36	-	-	164	397
Total	381	373	135	-	-	508	1,836

Marketable Steel Products
Long products	767	551	171	-	-	723	2,640
Other offshore (USA) (b)	107	-	-	-	-	-	430
Total (b)	876	540	171	-	-	711	3,125

DESPATCHES (c)
Business unit despatches
Long Products	662	527	166	-	-	701	2,667
Other offshore (USA) (b)	107	-	-	-	-	-	430
Total (d)	769	527	166	-	692	3,047

External despatches
Australia	Domestic	565	482	150	-	-	631	2,170
Export	98	45	16	-	-	61	448
Other offshore (USA) (b)	107	-	-	-	-	-	430
Total	769	527	166	-	-	692	3,048

(a) Data tables reflect the spin-out of OneSteel Limited from BHP Billiton effective 31 October 2000.
(b) US steel businesses were sold in June 2000.
(c) Steel products only. Excludes pig iron and by-products.
(d) Total excludes intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.